Exhibit 99.1

—————— www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED September 30, 2024

December 12, 2024

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS	5
2.	OUR STRATEGY	6
3.	RECENT DEVELOPMENTS	7
4.	SELECTED QUARTERLY FINANCIAL INFORMATION	10
5.	LIQUIDITY AND CAPITAL RESOURCES	19
6.	OUTSTANDING SHARE DATA	20
7.	OFF-BALANCE SHEET ARRANGEMENTS	20
8.	RELATED PARTY TRANSACTIONS	21
9.	CRITICAL ACCOUNTING ESTIMATES	21
10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	21
11.	FINANCIAL AND OTHER INSTRUMENTS	21
12.	DISCLOSURE CONTROLS	21
13.	INTERNAL CONTROL OVER FINANCIAL REPORTING	22
14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES	22
15.	OTHER RISKS	27

●	Introduction

Management’s discussion and analysis (“MD&A”) provides our viewpoint on our Company, performance and strategy. “We,” “us,” “our,” “Company” and “Electrovaya” include Electrovaya Inc. and its wholly owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on December 12, 2024 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters and year ending September 30, 2024 and 2023, and should be read in conjunction with our consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company’s consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including Electrovaya’s current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and the EDGAR website for SEC regulatory filings at sec.gov/EDGAR.

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●	Forward-looking statements

This MD&A contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than $60 million in FY 2025, order growth and customer demand in FY 2025, mass production schedules, funding from EXIM and the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the anticipated operational start schedule for the Company’s Jamestown facility, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY of H1 CY 2026, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue in FY 2025 in a total amount of at least $60 million, the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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The revenue for the periods described herein constitute future-oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward-Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium ion batteries and battery systems that feature unique proprietary technologies that enhance safety and longevity performance. Electrovaya’s products are primarily used in heavy duty applications including Material Handling Electric Vehicles (“MHEV”), robotics, construction and mining vehicles, energy storage systems and other speciality and mission critical battery applications. Our main businesses include:

(a)	lithium-ion battery systems to power MHEV including fork-lifts.

(b)	lithium-ion batteries for robotic applications.

(c)	high voltage battery systems for electric bus, truck, mining and defense applications; and,

(d)	industrial products for energy storage.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario at 6688 Kitimat Road. The location, which comprises approximately 62,000 square feet, is designed to enhance the Company’s productivity and efficiency. The Company also owns a 52 acre site including a 137,000 square foot manufacturing site at 1 Precision Way in Jamestown New York. This site is intended to be Electrovaya’s US headquarters and a key manufacturing hub. For further information, see “Liquidity and Capital Resources”. The Company has operating personnel in both Canada and the USA.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a “complete solution” for their energy and power requirements. Electrovaya also has substantial intellectual property in the lithium-ion battery sector.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that are safer and exhibit increased longevity when compared to competing lithium ion and non-lithium-ion battery technologies. These characteristics include:

●	Safety: We believe our batteries provide a high level of safety in a lithium-ion battery. Electrovaya’s lithium-ion ceramic technology (Infinity Series) has demonstrated improved safety over competing technologies. Electrovaya has completed UL2580 certification on a wide variety of battery systems along with its lithium-ion cells. Safety in lithium-ion batteries is becoming an important performance factor and Original Equipment Manufacturers (“OEMs”) and users of lithium-ion batteries prefer to have the highest level of safety possible in lithium-ion batteries.

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●	Longevity: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Cycle-life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle-life. Higher cycle-life is of importance in many intensive applications of lithium-ion batteries.

●	Energy and Power: Our batteries give industry leading combination of energy and power and can be application specific.

●	Battery Management System: Our Battery Management System (“BMS”) has developed over the years and provides excellent control and monitoring of the battery with advanced features as well as communication to many chargers, electric vehicles and other devices.

2.	OUR STRATEGY

We have developed a highly proprietary and specialized lithium-ion technology that provides superior cycle life and safety. Given these advantages, the Company is focused on applications where those two performances differentiators provide the greatest benefits which has led to a focus on heavy duty and mission critical applications. These often require battery systems to provide around the clock operational capability, longer life and better safety and include material handling, robotics, transit, aerospace and other intensive electrified applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for these intensive applications. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

●	Establish global strategic relationships in order to broaden the market potential of our products and services;

●	Develop and commercialize leading-edge technology for heavy duty and mission critical electrified applications, as well as partnering with key large organizations to bring them to market;

●	Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

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●	Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

3.	RECENT DEVELOPMENTS

In October 2023, the Company established a relationship with one of the four largest Japanese trading houses or “sogo shosha”. Through this partnership, Electrovaya products are being marketed to a host of Japanese and international OEMs representing a significant boost to the Company’s sales reach. The trading house was identified as Sumitomo Corporation in a press release on April 29th, 2024.

On October 21, 2023, the Company announced the appointment of Steven Berkenfeld to the Company’s board of directors.

On November 2, 2023, the Company announced that it had executed a strategic supply agreement with two leading affiliated OEM partners for material handling vehicles and other affiliates for the supply of battery systems. The new agreement supersedes a preceding agreement from December 2020 with just one of the OEM partners and includes a longer term with larger minimum purchases to maintain exclusivity.

On November 7, 2023, the Company announced the receipt of a battery purchase order through one of its OEM sales channels valued at over US$8 million. The batteries will be used by a leading Fortune 100 company in the United States for material handling electric vehicles.

On December 20, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to March 29, 2024, with the aim to refinance the facility by the end of Q2 FY2024. The Company retains the option to extend the existing facility by a further three months to June 29, 2024.

On December 26, 2023, the Company announced that it had made its first shipment of its Infinity-HV battery system.

On February 14, 2024, the Company announced that it had agreed an increase to its credit facility from C$16 million to C$22 million with uncommitted accordions up to C$4 million to increase the facility to C$26 million in the future.

On February 27, 2024, the Company announced that its latest generation of battery management system had been approved by UL.

On March 11, 2024, the Company announced that its latest generation of battery systems had been integrated and tested with two leading providers of wireless chargers and had successfully demonstrated wireless charging capabilities that achieve performance metrics similar to that of wired chargers.

On April 29, 2024, the Company announced that it had established a supply agreement with Sumitomo Corporation Power & Mobility, a 100% owned subsidiary of Sumitomo Corporation. The supply agreement will initially cover the supply of battery modules to leading Japanese construction equipment manufacturers.

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On June 12, 2024, the Company announced the launch of its first Infinity Series Lithium-Ion Phosphate (LFP) based cell as its annual Battery Technology Day event. The newly developed EV-FP-44 cells, features LFP chemistry and retains the key competitive advantages of Electrovaya’s Infinity technology with respect to enhanced cycle life and safety, while also providing lower costs.

On June 13, 2024, the Company announced an update on its solid-state battery program at its annual Battery Technology Day event. Updates regarding Electrovaya’s solid state battery program included the following:

●	Development of a scalable and cost-effective lithium ion conducting ceramic that has demonstrated good performance: ionic conductivity in the range of ~8.10-4 S/cm; and work continues to further improve conductivity and scale up of production.
●	Development of a proprietary separator that uses Electrovaya’s in-house ion conducting ceramic material. The separator incorporates a scalable manufacturing process, and the Company has made progress in increasing the separator size to meet the needs of commercially viable cells.

3.1 Business Highlights, Subsequent Events and 2025 Outlook

Business Highlights - Q4 FY 2024

On July 11, 2024, the Company announced that it completed and passed fire propagation testing on two of its high voltage battery systems, each with over 50kWh in capacity. The testing was done in accordance with the UL2580 standard, and one test was completed at an independent lab and the second completed in-house.

On September 10, 2024, the Company announced the receipt of its first purchase orders for pre-production battery modules to be provided to a global Japanese headquartered manufacturer of construction equipment. This will be part of an electric excavator program with an estimated scaled production start in 2026. The initial shipments are expected to be delivered in Q2 FY2025 to a manufacturing site in Japan.

On September 30, 2024, the Company announced the establishment of a Strategic Supply Agreement with Innovative Rail Technologies, LLC (IRT). The Agreement will initially cover the supply of Electrovaya’s Infinity battery systems for IRT’s electric locomotive systems.

Subsequent Events

On October 17, 2024, the Company announced a C$2-million investment from the Government of Canada through the Federal Economic Development Agency for Southern Ontario (FedDev Ontario). This funding will be used to support investments in automation, AI and capacity enhancements at Electrovaya’s Mississauga, Ontario manufacturing facility.

On November 12, 2024, the Company announced it had received a purchase order valued at approximately US$3.5 million for immediate delivery of its batteries from one of its OEM sales channels. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Australia for powering material handling electric vehicles in its warehouse operations.

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On November 14, 2024, the Company announced that it has secured a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States (“EXIM”) under the bank’s ‘Make More in America’ initiative. This financing will fund Electrovaya’s battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

On November 21, 2024, the Company announced that it had received a follow-on order for Infinity-HV battery systems, from a global aerospace and defense company.

On December 3, 2024, the Company announced that it had received orders from an existing Fortune 500 retailer for batteries to outfit two distribution centers, valued at $4.1million.

Positive Financial Outlook:

The Company anticipates strong growth into FY2025 with estimated revenues to exceed $60 million driven by renewed demand from the Company’s largest end users of material handling batteries. This guidance was prepared by taking into account its existing purchase orders, along with anticipated pipeline from its key end users and customers. This guidance also takes into consideration a percentage of anticipated revenue that potentially may be deferred to FY 2026. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

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4.	SELECTED ANNUAL FINANCIAL INFORMATION

4.1	Operating Segments

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2	Selected Annual Financial Information for the Years Ended September 30, 2024, 2023, 2022

Results of Operations

(Expressed in thousands of U.S. dollars)

	Year Ended September 30,
	2024	2023	2022
Total Revenue	44,615	44,059	16,270
Direct manufacturing costs	30,926	32,203	12,396
Gross margin	13,689	11,856	3,874
GM%	30.7%	26.9%	23.8%

Expenses
Research & development	3,038	3,382	3,434
Government assistance	(316)	(387)	(210)
Sales & marketing	2,935	1,897	1,147
General & administrative	3,939	3,687	3,046
Stock based compensation	2,155	1,167	3,223
Depreciation and amortization	1,209	907	503
	12,960	10,653	11,143

Income (Loss) from operations	729	1,203	(7,269)

Finance Cost	2,366	2,474	3,033
Foreign exchange (gain)/loss	(152)	887	(1,091)
	(1,485)	(2,158)	(9,211)

Deferred Tax Recovery	—	679	—

Net Loss	(1,485)	(1,479)	(9,211)

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Revenue

Revenue increased to $44.6 million, compared to $44.1 million for the years ended September 30, 2024 and 2023 respectively, an increase of $0.5 million or 1%. As stated during the year, revenue was materially affected by customer delays, resulting in approximately $20 million worth of orders with delivery dates in FY2024 being moved to FY2025.

Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $42.9 million or 96.3% of revenue for FY 2024 and $42.2 million or 95.7% for FY2023. Sale of engineering services, research grants, and other sources of revenue, including Government assistance, accounted for the remaining $1.6 million or 3.7% in FY 2024 and $1.9 million or 4.3% in FY 2023.

Year Ended September 30,
	2024	2023	2022
Battery Systems	42,970	42,168	15,190
Services	983	216	142
Research Grants	26	693	650
Other Revenue	636	982	288
	44,615	44,059	16,270

For the year ended September 30, 2024, revenue attributable to the United States accounted for $42.8 million or 95.9% of total revenue while revenue attributed to Canada and other countries accounted for the remaining $1.8 million or 4.1%. For the year ended September 30, 2023, revenue attributable to the United States accounted for $42.3 million or 96.1% with Canada and other countries being $1.7 million or 3.9%.

Direct Manufacturing Costs and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased to $13.69 million, compared to $11.86 million for the year ended September 30, 2024 and September 30, 2023 respectively, an increase of $1.83 million or 15.4%. The gross margin percentage was 30.7% for the year ended September 30, 2024 compared to 26.9% for the prior year. When reviewing gross margin by revenue stream, the main driver of revenue, Battery Systems, shows a gross margin of 31.3% for the year.

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Year Ended September 30,
	Revenue	GM %	GM $
Battery Systems	42,970	31.3%	13,429
Services	983	20.5%	202
Research Grants	26	0.0%	—
Other Revenue	636	9.1%	58
	44,615	30.7%	13,689

Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement. In the current fiscal year, we have been able to take advantage of strong operational efficiencies and some economies of scale to help improve margins. The Company continues to monitor gross margin closely and has implemented measures to increase it for fiscal year 2025.

Operating Expenses

Operating expenses include:

●	Research and Development (“R&D”): Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;

●	Government Assistance: The company applied for and received funding from the Industrial Research Assistance Program during the year;

●	Sales and Marketing: Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya’s product lines;

●	General and Administrative: General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company’s corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;

●	Stock based compensation: Recognizes the value based on Black-Scholes option pricing model of stock based compensation expensed over the relevant vesting period;

●	Depreciation and Amortization: Expenses relating to the depreciation and amortization of capital equipment, leasehold improvements and other assets.

Total operating expenses are $12.96 million compared to $10.65 million for the years ended September 30, 2024 and September 30, 2023 respectively, an increase of $2.31 million or 21.7%. Within the year, R&D expenses decreased by $0.34 million which is not a significant change from earlier reporting period and emphasises the Company’s consistent commitment to address the growing number of projects with our OEM partner, the engineering requirements of additional sales verticals, and on-going research in the areas of solid-state batteries, electrode manufacturing and higher energy density batteries. The R&D expense will vary period to period as staff are utilized in R&D or production activities.

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Other movements in the year included a decrease to government assistance of $0.1 million, an increase in sales & marketing costs of $1.04 million, being costs associated with additional sales verticals and an increase in general & administrative costs of $0.25 million. Stock based compensation increased significantly in 2024 by $1.0 million due to the recognition of options granted with special market conditions. Although these market conditions have yet to be met, the options are recognised based on the valuation under the Monte Carlo option pricing model. As a result of this calculation, an additional $1.0 million was recognised in 2024, compared to $0.7 million in 2023 and $3.4 million in 2022.

Net Loss

The net loss increased marginally to $1.485 million from a net loss of $1.479 million for the years ended September 30, 2024 and September 30, 2023 respectively. The Company experienced favourable movements in exchange rates and recognised a foreign exchange gain of $0.15 million, compared to the loss of $0.89 million in the prior year.

Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

		Year Ended September 30,
		2024	2023	2022
Income (Loss) from operations		729	1,203	(7,269)
Less:	Stock based compensation	2,155	1,167	3,223
	Depreciation and amortization	1,209	907	503

	Adjusted EBITDA[1]	4,093	3,277	(3,543)
	Adjusted EBITDA[1] %	9%	7%	-22%

1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/(loss) from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

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Adjusted EBITDA1 increased by $0.8 million from the 2023 figure, and $7.6 million from the 2022 figure. The main driver of the improvement is an increase in revenue, efficiency in manufacturing improving gross margins and a larger portion of operating expenses being non cash such as stock-based compensation. Adjusted EBITDA for Q4 was $1.5 million, and management is focused on maintaining this trend in 2025.

Adjusted EBITDA1 will improve primarily through increased sales, maintaining gross margin percentage and controlling operating expenses. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

Summary Financial Position

(Expressed in thousands of U.S. dollars)

	Year Ended September 30,
	2024	2023	2022
Total current assets	$29,418	$25,906	$14,788
Total non-current assets	10,064	10,608	7,401
Total assets	$39,482	$36,514	$22,189
Total current liabilities	28,531	26,611	22,662
Total non-current liabilities	2,366	2,757	6,234
Equity (Deficiency)	8,585	7,146	(6,707)
Total liabilities and equity (deficiency)	$39,482	$36,514	$22,189

In the three-year period commencing September 30, 2022 and ending September 30, 2024 current assets have increased by $14.6 million, current liabilities have increased by $5.9 million and the equity deficiency has decreased by $15.3 million. The Company also finished the fiscal year with a positive current ratio 1.03.

Management is focused on continuing to improve the company’s financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

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Summary Cash Flow

(Expressed in thousands of U.S. dollars)

		Year Ended September 30,
		2024	2023	2022
	Net loss for the year	$(1,485)	$(1,479)	$(9211)
Less:	Depreciation and amortization	1,209	907	503
	Stock based compensation	2,155	1,167	3,223
	Financing costs (non-cash)	2,339	2,474	3,033
	Foreign exchange (non-cash)	(40)	1	—
	Gain on debt extinguishment	(936)	—	—
	Bad debt recovery (expense)	51
	Premium on purchase of SEJ	—	495	—
	Deferred tax recovery	—	(679)	—
	Cash provided by (used in) operating activities	$3,293	$2,886	$(2,452)
	Net change in working capital	(2,255)	(8,121)	(6,373)
	Cash from(used in) operating activities	1,038	(5,235)	(8,825)
	Cash (used in) investing activities	(666)	(903)	(212)
	Cash from financing activities	(629)	6,553	7,886
	Decrease in cash	(257)	415	(1,151)
	Exchange difference	6	(9)	(2,425)
	Cash, beginning of year	1,032	626	4202
	Cash at end of year	$781	$1,032	$626

The Company ended September 30, 2024, with $0.78 million of cash as compared to $1.03 million for September 30, 2023. The Company showed a positive cash generated from operations of $1.04 compared to a cash used in operations of $5.23 million for September 2023.This is a significant milestone for the Company as we move towards continued positive cash flow from operations.

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4.2 Quarterly Financial Results

Results of Operations

(Expressed in thousands of U.S. dollars)

	2024
	Q1	Q2	Q3	Q4	2024
Total Revalue	12,091	10,695	10,274	11,555	44,615
Direct Manufacturing Costs	8,562	6,970	6,815	8,579	30,926
Gross Margin	3,529	3,725	3,459	2,976	13,689
GM%	29.2%	34.8%	33.7%	25.8%	30.7%

Expenses
Research & development	964	642	1,037	395	3,038
Government assistance	(58)	(29)	(34)	(195)	(316)
Sales & marketing	730	708	934	563	2,935
General & administrative	1,334	921	928	756	3,939
Stock based compensation	369	480	820	486	2,155
Depreciation and amortization	290	300	358	261	1,209
	3,629	3,022	4,043	2,266	12,960

Gain (Loss) from operations	(100)	703	(584)	710	729

Finance Cost	19	1,535	356	456	2,366
Foreign exchange (gain)/loss	89	7	(616)	368	(152)
	(208)	(839)	(324)	(114)	(1,485)

Deferred Tax Recovery	—	—	—	—

Net Loss	(208)	(839)	(324)	(114)	(1,485)

	2023
	Q1	Q2	Q3	Q4	2023
Total Revenue	8,562	8,470	10,597	16,430	44,059
Direct Manufacturing Costs	6,372	6,572	7,369	11,890	32,203
Gross Margin	2,190	1,898	3,228	4,540	11,856
GM%	25.6%	22.4%	30.5%	27.6%	26.9%

Expenses
Research & development	983	720	460	1,219	3,382
Government assistance	(80)	(137)	(109)	(61)	(387)
Sales & marketing	725	503	379	290	1,897
General & administrative	884	1,070	783	950	3,687
Stock based compensation	322	214	578	53	1,167
Depreciation and amortization	160	210	242	295	907
	2,994	2,580	2,333	2,746	10,653

Gain (Loss) from operations	(804)	(682)	895	1,794	1,203

Finance Cost	1,117	480	(168)	1,045	2,474
Foreign exchange (gain)/loss	660	(180)	1,620	(1,213)	887
	(2,581)	(982)	(557)	1,962	(2,158)

Deferred Tax Recovery	—	679	—	—	679

Net Profit (Loss)	(2,581)	(303)	(557)	1,962	(1,479)

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For the three-month period ended September 30, 2024, total revenue was $11.6 million. This quarterly revenue was $4.9 million lower than Q4 FY2023. The decrease is mostly attributable to timing of production, with approx. $4.5 million of batteries completed in Q3 2023, being recognised in Q4 2023. There was no such timing difference in Q4 2024.

In line with the movement in revenue, gross margin decreased by $1.5 million to $3.0 million for Q4 2024 from $4.5 million for Q4 2023. The timing impact on gross margins of batteries manufactured in Q3 2023 but recognised in Q4 2023, was $1.3 million. The gross margin percentage also decreased to 25.8%, compared to 27.6% in the prior year. Gross margin is affected by a number of factors including the product mix, special customer pricing, material costs, shipping costs and foreign exchange movement. This can have a direct impact on the gross margin on a quarterly basis. The Company is striving to further improve gross margins for fiscal year 2025.

Total operating expenses for Q4 2024 decreased to $2.3 million as compared to $2.7 million for Q4 2023, a decrease of $0.4 million. In comparison to the prior year, research and development and general and administrative costs both decreased by $0.8 million and $0.2 million respectively. Sales and marketing costs and stock-based compensation both increased by $0.3 million and $0.4 million respectively.

Quarterly Adjusted EBITDA1

		2024
		Q1	Q2	Q3	Q4	2024
Gain (Loss) from operations		(100)	703	(584)	710	729
Less:	Stock based compensation	369	480	820	486	2,155
	Depreciation and amortization	290	300	358	261	1,209

	Adjusted EBITDA[1]	559	1,483	594	1,457	4,093

		2023
		Q1	Q2	Q3	Q4	2023
Gain (Loss) from operations		(804)	(682)	895	1,794	1,203
Less:	Stock based compensation	322	214	578	53	1,167
	Depreciation and amortization	160	210	242	295	907

	Adjusted EBITDA[1]	(322)	(258)	1,715	2,142	3,277

1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/loss from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

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Quarterly Adjusted EBITDA shows an improving trend from fiscal 2023 to fiscal 2024, driven by increased revenue and operational efficiencies.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2024	$12,091	$10,695	$10,274	$11,555
2023	$8,562	$8,470	$10,597	$16,430
2022 (restated)	$1,250	$4,290	$4,305	$9,978

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2024	$(208)	$(839)	$(324)	$(114)
2023	$(2,581)	$(303)	$(557)	$1,962
2022 (restated)	$(2,155)	$(2,251)	$(1,461)	$(680)

Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2024	$(0.00)	(0.03)	$(0.01)	$(0.00)
2023	$(0.08)	$(0.01)	$(0.02)	$0.06
2022 (restated)	$(0.01)	$(0.02)	$(0.01)	$(0.00)

Quarterly Revenue and Seasonality

In recent periods, revenue has been weighted towards the second half of the fiscal year, and management expects this trend to continue.

The lithium-ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and “lumpy”, or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders, it is management’s view that the sales will grow in a more predictable and consistent fashion.

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5.	LIQUIDITY AND CAPITAL RESOURCES

During the year ended September 30, 2024, the Company generated cash from operations of $1.04 million (September 30, 2023: $(5.23 million). As of September 30, 2024, the Company has working capital of $0.89 million (September 30, 2023: $(0.71) million) and a net loss of $1.49 million (2023: $1.48 million).

The Company currently has a revolving facility with its existing lender with a limit of C$22 million and a maturity date of July 29, 2025. The Company has a long-standing relationship with this lender and has renewed the facility each year. The Company is also exploring alternative financing options to replace this facility.

The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the “Gigafactory”), and has been able to secure financing for the same. This includes a direct loan of $50.8 million from The Export-Import Bank of the United States (EXIM) which was approved on November 14, 2024. The Company has also secured support from the State of New York including $2 million in grants and $4.5 million in refundable tax credits. The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$50 million.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2024. The Company and its Board of Directors have implemented various operating and financing strategies.

Further, the Company continuously aims to improve its manufacturing process, equipment and facilities. The Company also anticipates gross margins to improve or remain consistent in fiscal year 2025 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

At September 30,2024, the Company has the following contractual debt obligations:

Year of Payment Obligation	$
2025	17,928
2026	786
2027	763
2028	798
2029 and beyond	1,198
Total	21,473

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6.	OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Number	Amount
Balance, September 30, 2023	33,832,784	115,041
Issuance of shares	10,024	30
Issuance of shares	42,157	169
Transfer from contributed surplus	—	501
Exercise of options	252,700	667
Balance, September 30, 2024	34,137,665	116,408

Details of share warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2024	1,420,000	$2.38

Details of compensation options

	Number Outstanding	Amount
Outstanding, September 30, 2023	17,522	4.95
Expired during the year	17,522	6.70
Outstanding, September 30, 2024	—	—

7.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended September 30, 2024.

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8.	RELATED PARTY TRANSACTIONS

Please refer to note 16 to the September 30, 2024 Financial Statements for details on related party transactions.

9.	CRITICAL ACCOUNTING ESTIMATES

The Company’s management makes judgments in the process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s September 30, 2024, consolidated financial statements.

10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt are disclosed in Note 4 of our consolidated financial statements and their related notes for the year ended September 30, 2024.

11.	FINANCIAL AND OTHER INSTRUMENTS

Please refer to note 20 of the September 30, 2024, Financial Statements for details of Financial and Other Instruments.

12.	DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under “Internal Control over Financial Reporting”, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2024.

13.	INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting on September 30, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013, and determined that the Company’s internal control over financial reporting was effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting on September 30, 2024.

14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

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Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern.

●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt composed of the Promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprising equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

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Capital for the reporting periods under review is summarized as follows:

	Sep 30,	Sep 30,
	2024	2023
Total Equity	8,585	7,146
Cash and cash equivalents	(781)	(1,032)
Equity	7,804	6,114

Total Equity	8,585	7,146
Promissory Note	519	1,026
Short-term loan	1,630	3,457
Working capital facilities	16,283	11,821
Other Long-term liabilities	2,366	2,757
Overall Financing	29,383	26,207
Capital to Overall financing Ratio	0.27	0.23

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	September 30,	September 30,
	2024	2023
Cash and cash equivalents	$781	$1,032
Trade and other receivables	11,292	10,611
Carrying amount	$12,073	$11,643

Cash and cash equivalents are comprised of the following:

	September 30,	September 30,
	2024	2023
Cash	$781	$1,032
Cash equivalents	—	—
	$781	$1,032

The Company’s current portfolio consists of certain banker’s acceptance and high interest yielding savings accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at September 30, 2024, a rating of R-1 mid or above.

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The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 7% to 9%. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non functional currencies. Cash held by the Company in US dollars at September 30, 2024 was $159 (September 30, 2023 - $175).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain by $174 (September 30, 2023 - $173).

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Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

Disclosure control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures (“DC&P”), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting (“ICFR”), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results. Based on the evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the company’s ICFR was effective as at September 30, 2024.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant, other than those reported in the September 30, 2024, audited financial statements. Control deficiencies have been identified within the Company’s accounting and finance departments and its financial information systems over segregation of duties and user access respectively. Specifically, certain duties within the accounting and finance departments were not properly segregated due to the small number of individuals employed in these areas. To our knowledge, none of the control deficiencies has resulted in a misstatement to the financial statements. However, these deficiencies may be considered a material weakness resulting in a more-than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected.

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As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company’s condensed interim unaudited financial statements by the Company’s auditors and daily oversight by the senior management of the Company.

15.	OTHER RISKS

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading “Risk Factors” in the Company’s AIF for the year ended September 30, 2024.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2024, is available on SEDAR and EDGAR.

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